[GRAPHIC OMITTED]
FOR IMMEDIATE RELEASE

For more information contact:

Pablo E. Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
------------------
investorelations@gfgsa.com
--------------------------
www.gfgsa.com
-------------

                 GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL
              RESULTS FOR ITS FOURTH QUARTER AND FISCAL YEAR ENDED
                               DECEMBER 31, 2004

     >> (Buenos Aires, Argentina, February 16, 2005) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange:
          GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter of fiscal year 2004, ended December 31, 2004.

NET LOSS FOR THE QUARTER ENDED DECEMBER 31, 2004
------------------------------------------------

     >> Net loss for the fourth quarter ended December 31, 2004, was Ps. 35.7 million, or Ps. 0.029 per share, equivalent to Ps. 0.290 per ADS.

     >> This results were mainly generated by our participation in Banco de Galicia y Buenos Aires S.A. ("the Bank") and in the Adjustment by Deferred Tax on Banco Galicia's subsidiaries (Ps. 4 million), partially offset by the income generated by the financial investments, mainly the Negotiable Obligations issued by the Bank (Ps. 10.7 million)

     >> The Bank showed a Ps.118.3 million adjusted net income, excluding the adjustment to the valuation of secured loans, Bogar and Argentine Republic External Notes in accordance with Argentina Central Bank rules and the amortization of amparo claims, in the fourth quarter of FY 2004 . Considering this adjustments the quarter showed a Ps. 40.3 million net loss.

NET LOSS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
----------------------------------------------------

     >> Net loss for the fiscal year ended December 31, 2004, was Ps. 109.9 million, or Ps. 0.093 per share, equivalent to Ps. 0.930 per ADS, taking into account the average shares outstanding during the fiscal year.

     >> The Bank showed a Ps. 206 million adjusted net income for the fiscal year. Considering the valuation adjustment of the public sector assets and the amortization of amparos, the net loss amounted to Ps. 108.6 million.

     >> The table below shows results per share information, based on Grupo Galicia's financial statements.

                                                        in pesos
------------------------------------------------------------------------------------------------------
                                           FY 2004           FY 2003        twelve months ended at:
Earnings per Share                        ---------         ---------      -------------------------
                                             4 Q              4 Q
                                          12/31/04           12/31/03       12/31/04       12/31/03
------------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)       1,241,407        1,092,407        1,185,227      1,092,407
Total Shares Outstanding (in thousands)   1,241,407        1,092,407        1,241,407      1,092,407
 Book Value per Share                         1.224            1.299            1.224          1.299
 Book Value per ADS(*)                       12.240           12.990           12.240         12.990
 Earnings per Share                          (0.029)          (0.087)          (0.093)        (0.203)
 Earnings per ADS(*)                         (0.290)          (0.870)          (0.930)        (2.030)
------------------------------------------------------------------------------------------------------
(*) 1 ADS = 10 ordinary shars

     >> Grupo Galicia's fourth quarter net income represents an annualized return of (0.58)% on average assets and (9.32)% on average shareholders' equity.


------------------------------------------------------------------------------------------------------
                                           FY 2004           FY 2003        twelve months ended at:
                                          ---------         ---------      -------------------------
Profitability                                4 Q              4 Q           12/31/04       12/31/03
                                               %                %                  %              %
------------------------------------------------------------------------------------------------------
Return on Average Assets(*)                (0.58)             (1.73)          (0.42)           (0.95)
Return on Average Shareholders Equity(*)   (9.32)            (26.02)          (7.32)          (14.53)
------------------------------------------------------------------------------------------------------
(*)Annualized

     >> Table below shows the Grupo Financiero Galicia's income statement for the fiscal year 2004, without consolidation.

                                                       In millions of pesos
--------------------------------------------------------------------------------
                                                        Twelve months ended at
                                                       -------------------------
                                                        12/31/04       12/31/03
--------------------------------------------------------------------------------
Income from equity investments                             (94,2)       (200,1)
Administrative expenses                                    (17,5)         (8,8)
Net other income                                             1,6           5,9
Net financial income                                        13,2         (19,2)
Income Tax                                                 (13,0)          0,0
Net income for the year                                   (109,9)       (222,2)
--------------------------------------------------------------------------------


NET INCOME BY BUSINESS
----------------------

     >> The following table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's result information by subsidiary.

     >> The "Income from stake in Sudamericana Holding" line includes Grupo Galicia's participation in the company's results as of September 2004 and the company's goodwill amortization.

     >> The "Income from stake in Galicia Warrants" line includes Grupo Galicia's participation in the company's results as of December 2004, the company's goodwill amortization and the impairment adjustment.

     >> The "Adjustment by deferred tax" shows the income tax charge determined according to the deferred tax method on Banco Galicia's subsidiaries. This adjustment was not made in Banco Galicia because Argentine Central Bank (BCRA) regulations do not contemplate the application of the deferred tax method.

     >> The "Other Income GFG" includes the financial income related to the negotiable obligations issued by the Bank net of administrative expenses.

                                                                    in millions of pesos
--------------------------------------------------------------------------------------------------------------
Net Income by Business                                        FY 2004               Twelve months ended at
                                                       ----------------------     -------------------------
                                                       4th. Q          3rd. Q      12/31/04       12/31/03
--------------------------------------------------------------------------------------------------------------
Income from stake in Banco Galicia (93.59%)            (37,7)          (43,9)      (101,6)         (191,4)
Income from stake in Net Investment (87.5%)             (1,2)           (0,6)        (2,9)           (5,3)
Income from stake in Sudamericana Holding (87.5%)        2,0             2,3          1.2            (9,4)
Income from stake in Galicia Warrants (87.5%)           (0,1)           (0,1)        (0,3)           (3,3)
Adjustment result by deferred tax in subsidiary
  companies                                             (4,0)            0,6        (23,7)            2,4
Other Income GFG                                         8,8            12,5         30,4           (15,2)
Income tax                                              (3,5)           (4,1)       (13,0)            -

Net Income for the period                              (35,7)          (33,3)      (109,9)         (222,2)
--------------------------------------------------------------------------------------------------------------

     >> Grupo Galicia's financial statements, tables and exhibits as of December 31, 2004, have been restated for inflation until February 28, 2003 using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC).


CONFERENCE CALL

On WEDNESDAY, FEBRUARY 23 AT 11:00 A.M. EASTERN STANDARD TIME (1:00 P.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719) 457-2619

If you are unable to participate in the call, a replay will be available from Wednesday, February 23 at 2:00 P.M. Eastern Standard Time until Tuesday, March, 1st at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code:
9704502.




--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.
-----------------------------

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)


                                                                                      in millions of pesos
-------------------------------------------------------------------------------------------------------------------------
                                                          12/31/04      09/30/04   06/30/04      03/31/04     12/31/03
-------------------------------------------------------------------------------------------------------------------------

CASH AND DUE FROM BANKS                                      988,7      1.107,7        979,5      1.000,9       826,2

GOVERNMENT AND CORPORATE SECURITIES                        5.534,1      5.266,3      5.694,9      6.272,1     6.408,3

LOANS                                                      8.438,2      7.975,0      7.962,2      7.694,4     7.506,5

OTHER RECEIVABLES RESULTING FROM FINANCIAL
BROKERAGE                                                  6.697,7      6.609,9      6.234,6      6.027,7     6.094,7

EQUITY IN OTHER COMPANIES                                     82,8         81,3         80,8         83,8        87,1

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                                      1.287,2      1.315,9      1.340,6      1.369,7     1.402,7

OTHER ASSETS                                                 621,9        592,3        490,3        481,0       497,4

TOTAL ASSETS                                              23.650,6     22.948,4     22.782,9     22.929,6    22.822,9

DEPOSITS                                                   6.756,9      6.101,3      6.017,6      5.859,0     5.584,0
- Non-Financial Government Sector                            131,9         23,2         11,4         15,8        12,4
- Financial Sector                                            17,2         23,1         19,7         21,0        19,5
- Non-Financial Private Sector and Residents Abroad        6.607,8      6.055,0      5.986,5      5.822,2     5.552,1
 - Current Accounts                                        1.192,4      1.072,8      1.068,5        990,7       902,4
 - Savings Accounts                                        1.638,7      1.608,7      1.472,1      1.351,0     1.080,2
 - Time Deposits                                           3.415,8      2.967,4      2.798,6      2.803,7     2.838,5
 - Investment Accounts                                         0,4          0,5          0,3          0,2         0,2
 - Other                                                     280,2        309,5        477,8        494,0       533,6
 -Accrued interest and quotation differences payable          80,3         96,1        169,2        182,6       197,2

OTHER BANKS AND INTERNATIONAL ENTITIES                       963,6        971,4      1.036,6      2.785,8     2.867,2

NEGOTIABLE OBLIGATIONS                                     3.728,7      3.733,3      3.822,9      2.282,6     2.392,9

OTHER LIABILITIES                                         10.568,4     10.477,0     10.209,4     10.572,3    10.466,4

MINORITY INTERESTS                                           113,5        110,2        107,9         96,8        93,0

TOTAL LIABILITIES                                         22.131,1     21.393,2     21.194,4     21.596,5    21.403,5

SHAREHOLDERS' EQUITY                                       1.519,5      1.555,2      1.588,5      1.333,1     1,419,4

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                                   1,24         1,45         2,16         1,12        1,05
Wholesale Price Index (%) (**)                                0,25         3,75         2,11         1,54        3,42
C.E.R. (%) (**)                                               1,10         1,45         2,08         0,76        0,83
Exchange Rate ($/U$S) (***)                                 2,9738       2,9825       2,9607       2,8550      2,9330

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**) Variation within the quarter.
(***)Reference Exchange Rate - BCRA - Communique "A" 3500. Last working day of the quarter.

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
                                                                             In millions of pesos
-------------------------------------------------------------------------------------------------------------------
Quarter ended:                                              12/31/04     9/30/04   06/30/04    03/31/04    12/31/03
-------------------------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                             238,1       375,6      488,4       289,5       194,8
- Interest on Cash and Due from Banks                          0,0         0,0        0,0         0,0         0,0
- Interest on Loans to the Financial Sector                    1,1         1,3        0,9         1,9        (0,3)
- Interest on Overdrafts                                      12,4         3,7        5,4         6,8         9,1
- Interest on Notes                                           21,9        28,6       26,6        20,4        36,6
- Interest on Mortgage Loans                                  16,7        17,0       16,9        17,3        17,7
- Interest on Pladge Loans                                     2,1         2,0        1,6         1,0         0,8
- Interest on Credit Card loans                               43,3        40,2       41,6        38,0        34,2
- Interest on Other Loans                                      7,4         7,3        5,9         5,5         4,4
- Net Income from Government and Corporate Securities        (76,3)       18,4       55,0         2,9        46,2
- On Other Receivables Resulting from Financial Brokerage     32,2        26,5       15,6        15,7        17,1
- Net Income from Guaranteed Loans-Decree 1387/01             47,6        47,7       45,7        45,0        46,4
- Adjustment by application of adjusting index               114,9       151,0      181,4       112,4       (55,4)
- Adjustment by application of CVS                             0,1        (0,1)       9,5        19,4        35,0
- Other                                                       14,7        32,0       82,3         3,2         3,0


FINANCIAL EXPENSES                                           301,7       308,6      273,9       283,2       231,5
- Interest on Demand Accounts Deposits                         1,9         1,4        1,1         0,5         1,0
- Interest on Saving Accounts Deposits                         1,0         1,0        0,9         1,2         0,9
- Interest on Time Deposits                                   25,9        21,8       17,6        25,2        29,5
- Interest on Loans from Financial Sector                      1,1         1,5        2,2         1,3         2,0
- For other Liabilities resulting from Financial Brokerage    62,7        51,5       10,1        80,2        90,8
- Other interest                                             113,9        76,7       20,7       111,9       104,7
- Net Income from Govemment and Corporate Securities           7,0         0,0        0,0         0,0       (34,2)
- Adjustment by application of adjusting index               107,4       141,4      217,5        35,5        24,3
- Other                                                      (19,2)       13,3        3,8        27,4        12,5

GROSS BROKERAGE MARGIN                                       (63,6)       67,0      214,5         6,3       (36,7)

PROVISIONS FOR LOAN LOSSES                                    73,9        19,7       41,0        55,6       (97,7)

INCOME FROM SERVICES, NET                                    121,3       107,5      107,2       100,3        99,1

ADMINISTRATIVE EXPENSES                                      171,2       147,8      158,0       146,9       148,0
- Personnel Expenses                                          85,6        74,3       70,0        66,8        66,4
- Directors' and Syndics' Fees                                 1,6         0,9        0,8         0,7         0,5
- Other Fees                                                   5,6         4,6        5,3         4,3         5,9
- Advertising and Publicity                                   12,9         6,9        9,8         8,2         7,5
- Taxes                                                        9,0         9,0       14,6         8,3         7,8
- Other Operating Expenses                                    44,5        43,4       45,5        46,6        48,0
- Other                                                       12,0         8,7       12,0        12,0        11,9

MINORITY INTEREST                                             (2,3)       (2,3)     (12,9)        3,2         2,3

INCOME FROM EQUITY INVESTMENTS                                 0,7         2,3       (1,3)        1,3        (1,5)

NET OTHER INCOME                                             168,6       (19,3)     (56,8)        6,3      (107,5)

INCOME TAX                                                    15,3        21,0        6,3         1,2         0,2

NET INCOME                                                   (35,7)      (33,3)      45,4       (86,3)      (94,8)

-------------------------------------------------------------------------------------------------------------------

(*) Grupo Financiero Galicia, consolidated with subsidiary companies ( Art.33
    - Law 19550).

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                      In millions of pesos
--------------------------------------------------------------------------------------------
Twelve months ended at:                                              12/31/04       12/31/03
--------------------------------------------------------------------------------------------
FINANCIAL INCOME                                                      1,391.6       1,452.1
- Interest on Loans to the Financial Sector                               5.2         101.1
- Interest on Overdrafts                                                 28.3          38.8
- Interest on Notes                                                      97.5         192.8
- Interest on Mortgage Loans                                             67.9          94.8
- Interest on Pladge Loans                                                6.7          11.7
- Interest on Credit Card loans                                         163.1         127.5
- Interest on Other Loans                                                26.1          28.9
- Net Income from Government and Corporate Securities                     0.0          46.2
- On Other Receivables Resulting from Financial Brokerage                90.0          98.7
- Net Income from Guaranteed Loans-Decree 1387/01                       186.0         178.7
- Adjustment by application of adjusting index                          559.7         474.1
- Adjustment by application of CVS                                       28.9          35.0
- Other                                                                 132.2          23.8

FINANCIAL EXPENSES                                                    1,167.4       1,304.8
- Interest on Demand Accounts Deposits                                    4.9           3.0
- Interest on Saving Accounts Deposits                                    4.1           3.0
- Interest on Time Deposits                                              90.5         201.8
- Interest on Loans from Financial Sector                                 6.1           6.8
- For other Liabilities resulting from Financial Brokerage              204.5         340.6
- Other interest                                                        323.2         408.8
- Net Income from Government and Corporate Securities                     7.0           0.0
- Adjustment by application of adjusting index                          501.8         187.5
- Other                                                                  25.3         153.3

GROSS BROKERAGE MARGIN                                                  224.2         147.3

PROVISIONS FOR LOAN LOSSES                                              190.2         286.4

INCOME FROM SERVICES, NET                                               436.3         361.4

MONETARY LOSS FROM FINANCIAL INTERMEDIATION                               0.0         (14.2)

ADMINISTRATIVE EXPENSES                                                 623.9         563.3
- Personnel Expenses                                                    296.7         243.5
- Directors and Syndics' Fees                                             4.0           1.9
- Other Fees                                                             19.8          21.3
- Advertising and Publicity                                              37.8          20.0
- Taxes                                                                  40.9          29.8
- Other Operating Expenses                                              180.0         204.6
- Other                                                                  44.7          42.2

MONETARY GAIN FROM OPERATING EXPENSES                                     0.0           0.1

MINORITY INTEREST                                                       (14.3)         (9.2)

INCOME FROM EQUITY INVESTMENTS                                            3.0         (22.6)

NET OTHER INCOME                                                         98.8         168.8

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                                0.0          (3.5)

INCOME TAX                                                               43.8           0.6

NET INCOME                                                             (109.9)       (222.2)
--------------------------------------------------------------------------------------------

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 -
    Law 19550).